                               SL INDUSTRIES, INC.
                         520 Fellowship Road, Suite A114
                          Mt. Laurel, New Jersey 08054

                                                                  March 28, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                       Re:   SL Industries, Inc.
                             Registration Statement on Form S-1
                             File No. 333-100519
                             Form RW (Request for Withdrawal)

Ladies and Gentlemen:

            Pursuant to Rule 477 under the  Securities  Act of 1933,  as amended
(the "Securities Act"), SL Industries,  Inc. (the "Company") hereby respectfully requests the withdrawal of its  registration  statement on Form S-1, as amended,
File No. 333-100519 (the "Registration  Statement").  No securities have been or will be sold under the Registration Statement.

            The Company is requesting  withdrawal of the Registration  Statement because its Board of Directors has  determined  not to proceed with the proposed offering contemplated by the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

            Accordingly, we request that an order granting the withdrawal of the
Registration  Statement be issued by the Securities  and Exchange  Commission as soon as possible.

            If you have any questions regarding this matter,  please contact the undersigned at (856) 727-1500 or Adam W. Finerman, Esq. of Olshan Grundman Frome
Rosenzweig & Wolosky LLP at (212) 753-7200.

                                             Very truly yours,

                                             SL Industries, Inc.

                                             By: /s/ Glen Kassan
                                                 ---------------------------
                                             Name:   Glen Kassan
                                             Title:  President